SEC File No. 82-34751

# Elementis plc

**Documents Furnished Under Cover of Letter Dated September 26, 2008**

| Number | Document Description | Document Number | Date of Document |
|---|---|---|---|
| 1. | HUG Regulatory Announcement | 1253770 | September 23, 2008 |

SEC File No. 82-34751

## Regulatory Announcement

**Go to market news section**

| | |
|---|---|
| **Company** | Elementis PLC |
| **TIDM** | ELM |
| **Headline** | Holding(s) in Company |
| **Released** | 14:42 23-Sep-08 |
| **Number** | HUG1253770 |

Holding(s) in Company

TR-1: notification of major interests in shares

| | |
|---|---|
| 1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: | Elementis Plc |
| 2. Reason for notification (yes/no) | |
| An acquisition or disposal of voting rights | Yes |
| An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached | |
| An event changing the breakdown of voting rights | |
| Other (please specify):______________ | |
| 3. Full name of person(s) subject to the notification obligation: | Legal & General Group Plc (Group)<br>Legal & General Investment Management Limited (LGIM) |
| 4. Full name of shareholder(s) (if different from 3.): | Legal & General Assurance (Pensions Management) Limited (PMC)<br>Legal & General Group Plc (L&G) |
| 5. Date of the transaction (and date on which the threshold is crossed or reached if different): | 19 September 2008 |
| 6. Date on which issuer notified: | 22 September 2008 |
| 7. Threshold(s) that is/are crossed or reached: | Below 5% (Group)<br>Below 5% (LGIM) |

8. Notified details:

RECEIVED

2008 OCT 14 A 11:25

OFFICE OF INTERNATIONAL CORPORATE FINANCE

A: Voting rights attached to shares

| Class/type of shares if possible using the ISIN CODE | Situation previous to the Triggering transaction | | Resulting situation after the trig transaction | | | |
|---|---|---|---|---|---|---|
| | Number of Shares | Number of Voting Rights | Number of shares | Number of voting rights | | % of vot |
| | | | | Direct | Indirect | Direct |
| ORD GBP 0.05 | 23,189,593 | 23,189,593 | | Below 5% | | |

B: Financial Instruments

Resulting situation after the triggering transaction

| Type of financial instrument | Expiration date | Exercise/ Conversion Period/ Date | Number of voting rights that may be acquired if the instrument is exercised/ converted. | % o rig |
|---|---|---|---|---|
| | | | | |

| Total (A+B) | |
|---|---|
| Number of voting rights | % of voting rights |
| Below 5% | |

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Legal & General Group Plc (Direct and Indirect) (Group) (Below 5%)

Legal & General Investment Management (Holdings) Limited (LGIMH) (Direct and Indirect) (Below 5%)

Legal & General Investment Management Limited (Indirect) (LGIM) (Below 5%)

Legal & General Group Plc (Direct) (L&G) (20,889,656 - 4.66 % = LGAS, LGPL & PMC)

Legal & General Investment Management (Holdings) Limited (Direct) (LGIMHD) (18,738,813 - 4.18 % = PMC)

Legal & General Insurance Holdings Limited (Direct) (LGIH)

Legal & General Assurance (Pensions Management) Limited (PMC) (18,738,813 - 4.18 % =

Legal & General Assurance Society Limited (LGAS & LGPL)

| | | |
|---|---|---|
| PMC) | Legal & General Pensions Limited (Direct) (LGPL) | |
| Proxy Voting: | | |
| 10. Name of the proxy holder: | | N/A |
| 11. Number of voting rights proxy holder will cease to hold: | | N/A |
| 12. Date on which proxy holder will cease to hold voting rights: | | N/A |
| 13. Additional information: | Notification using the total voting rights figure of 447,950,047 | |
| 14. Contact name: | Helen Lewis (LGIM) | |
| 15. Contact telephone number: | 020 3124 3851 | |

Wai Wong
Company Secretary
020 7408 9303

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SEC File No. 82-34751

# Elementis plc

## Documents Furnished Under Cover of Letter Dated October 3, 2008

| Number | Document Description | Document Number | Date of Document |
|---|---|---|---|
| 1. | HUG Regulatory Announcement | 1256030 | October 1, 2008 |
| 2. | HUG Regulatory Announcement | 1255656 | September 30, 2008 |

SEC File No. 82-34751

## Regulatory Announcement

RECEIVED

2008 OCT 14 A 11:27

**Go to market news section**

| | |
|---|---|
| **Company** | Elementis PLC |
| **TIDM** | ELM |
| **Headline** | Holding(s) in Company |
| **Released** | 12:53 01-Oct-08 |
| **Number** | HUG1256030 |

Holding(s) in Company

Form TR-1 with annex. FSA Version 2.1 updated April 2007

| TR-1: Notifications of Major Interests in Shares |
|---|

| | |
|---|---|
| 1. Identity of the issuer or theunderlying issuer of existing shares to which voting rights are attached: | Elementis Plc |
| 2. Reason for notification (yes/no) | |
| An acquisition or disposal of voting rights | |
| An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached | |
| An event changing the breakdown of voting rights | |
| Other (please specify): Change in Issued Share Capital | |
| 3. Full name of person(s) subject to notification obligation: | Lloyds TSB Group Plc |
| 4. Full name of shareholder(s) (if different from 3): | Nominees (Jersey) Ltd<br>Perry Nominees Ltd<br>Boltro Nominees Ltd<br>Lloyds Bank (PEP) Nominees Lt<br>State Street Nominees Ltd |

| | |
|---|---|
| 5. Date of transaction (and date on which the threshold is crossed or reached if different): | 30th September 2008 |
| 6. Date on which issuer notified: | 1st October 2008 |
| 7. Threshold(s) that is/are crossed or reached: | Fallen below 7% |

8: Notified Details

A: Voting rights attached to shares

| Class/type of shares If possible use ISIN code | Situation previous to the triggering transaction | | Resulting situation after the triggering tra | | | | |
|---|---|---|---|---|---|---|---|
| | Number of shares | Number of voting rights | Number of shares | Number of voting rights | | Percentag voting ri | |
| | | | | Direct | Indirect | Direct | |
| 0241854 Ord GBP0.05 | 31,453,739 | 31,453,739 | 31,347,264 | | 31,347,264 | | |

B: Financial Instruments

Resulting situation after the triggering transaction

| Type of financial instrument | Expiration date | Exercise/ conversion period/date | No. of voting rights that may be acquired (if the instrument exercised/converted) | Percentage of voting rights |
|---|---|---|---|---|
| | | | | |

Total (A+B)

| Number of voting rights | Percentage of voting rights |
|---|---|
| 31,347,264 | 6.998 |

9. Chain of controlled undertakings through which the voting rights and /or the financial instruments are effectively held, if applicable:

30,000 Shares are held by Nominees (Jersey) Ltd, a wholly owned subsidiary of Lloyds TSB Bank Plc, a wholly owned subsidiary of Lloyds TSB Group Plc.

321,667 Shares are held by Perry Nominees Ltd, a wholly owned subsidiary of Lloyds TSB Bank Plc, a wholly owned subsidiary of Lloyds TSB Group Plc.

15,787 Shares are held by Boltro Nominees Ltd, a wholly owned subsidiary of Lloyds TSB Bank Plc, a wholly owned subsidiary of Lloyds TSB Group Plc.

159,649 Shares are held by Lloyds Bank (Pep) Nominees Ltd, a wholly owned subsidiary of Lloyds TSB Bank Plc, a wholly owned subsidiary of Lloyds TSB Group Plc.

30,820,161 Shares are held by State Street Nominees Ltd. Shares are under the control of Scottish Widows Investment Partnership Ltd, a wholly owned subsidiary of Scottish Widows Investment Partnership Group Ltd, a wholly owned subsidiary of Scottish Widows Group Ltd, a wholly owned subsidiary of Lloyds TSB Bank plc, a wholly owned subsidiary of Lloyds TSB Group Plc.

Proxy Voting:

| | |
|---|---|
| 10. Name of proxy holder: | |
| 11. Number of voting rights proxy holder will cease to hold: | |
| 12. Date on which proxy holder will cease to hold voting rights: | |
| 13. Additional information: | |
| 14 Contact name: | Central Disclosure Unit |
| 15. Contact telephone name: | +44 (0) 1444 418336 |

Wai Wong
Company Secretary
020 7408 9303

---END OF MESSAGE---

Close

SEC File No. 82-34751

## Regulatory Announcement

**Go to market news section**

| | |
|---|---|
| **Company** | Elementis PLC |
| **TIDM** | ELM |
| **Headline** | Total voting rights |
| **Released** | 14:53 30-Sep-08 |
| **Number** | HUG1255656 |

Total voting rights

Elementis plc ('the Company')

In accordance with the provisions of the Financial Services Authority's Disclosure and Transparency rules, the Company announces that it has an issued and voting share capital of 447,954,342 ordinary shares of 5p each at 30 September 2008. The Company holds no such ordinary shares as treasury shares.

The above figure (447,954,342) may be used by shareholders as the denominator when calculating their interests in the Company for the purpose of determining whether they are required to notify their interest under the FSA's Disclosure and Transparency Rules.

Wai Wong
Company Secretary
020 7408 9303

---END OF MESSAGE---

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